Exhibit 99.1

Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON SEPTEMBER 18, 2026

Dear shareholders,

Notice is hereby given that Lixiang Education Holding Co., Ltd., a Cayman Islands exempted company (the “Company”), will hold its annual general meeting (the “AGM”) at No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on September 18, 2026 (the “Notice”).

At the AGM, you will be asked to consider and vote upon the following resolutions:

As an ordinary resolution:

THAT the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, be ratified.

As an ordinary resolution:

THAT the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025, be approved and ratified.

IT IS NOTED THAT (i) the Company intends to raise capital through issuing 20,000,000,000 Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”) to certain investors (the “Investors”) and 5,000,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share (the “Class B Ordinary Shares”) to Biao Wei, a director and the chief executive officer of the Company (collectively with the Investors, the “Purchasers”), in the aggregate consideration of US$12,500,000, pursuant to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), (ii) the Purchasers of Class A Ordinary Shares will deposit such ordinary shares with Citibank, N.A. for 20,000,000 American depositary shares (the “ADSs”) of the Company, (iii) the Company will submit to the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-1 to enable the resale of the ADSs held by such Purchasers, and (iv) the Company will submit to the China Securities Regulatory Commission (“CSRC Filing”) any and all documents required in connection with the matters contemplated under (i), (ii) and (iii) (matters contemplated under (i) through (iii) are collectively referred to as, the “Share Issuance”).

As an ordinary resolution:

THAT the Share Issuance, and any documents related to the Share Issuance, including but not limited to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), be and are hereby approved and ratified.

As a special resolution:

THAT, conditional upon the registration by the Registrar of Companies of the Cayman Islands of the Solvency Statement and the minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”):

(i)     the par value of each authorized and issued share in the share capital of the Company be reduced from US$0.0001 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000999 on each of the then issued shares of the Company (the “Capital Reduction”);

(ii)    the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the directors of the Company may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company as currently in effect and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)   immediately following the Capital Reduction, each of the authorized but unissued shares of a par value of US$0.0001 each in the share capital of the Company be sub-divided into 1,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

(iv)   immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed:

FROM: US$2,000,000 divided into 20,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company,

TO: US$2,000,000 divided into 20,000,000,000,000 shares of a par value of US$0.0000001 each comprising (i) 19,700,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), and (iii) 200,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company (the “New Undesignated Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company and of which 21,871,667,000 New Class A Ordinary Shares and 5,045,000,000 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(v)    each of the New Class A Ordinary Shares, the New Class B Ordinary Shares, and the New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Fourth Amended and Restated Memorandum and Articles of Association of the Company.

As a special resolution:

THAT subject to and immediately following the Capital Reduction and Share Sub-Division, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, to reflect the Capital Reduction and Share Sub-Division be approved.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

The board of directors of the Company has fixed the close of business (Cayman Islands Time) on August 20, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on August 20, 2026 who wish to exercise their voting rights for the Class A ordinary shares of the Company that are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly. ADS holders are not permitted to attend or vote in person at the AGM.

Your vote is important. Whether or not you plan to attend the AGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the AGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. To be valid, the Proxy Card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Siyi Ye, Lixiang Education Holding Co., Ltd., No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China, +86-0578-2267142, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting. Returning the Proxy Card will not preclude you from attending the AGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting, the Proxy Statement and the Proxy Card are available, through our website at www.lixiangeh.com.

By Order of the Board of Directors,
/s/ Fen Ye
Fen Ye Chairlady of the Board of Directors

LIXIANG EDUCATION HOLDING CO., LTD.

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an annual general meeting (the “AGM”) to be held at No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on September 18, 2026.

Purpose of the AGM

The purpose of the AGM is to seek shareholders’ approval of (i) the proposal to ratify the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025 (“Proposal 1”); (ii) the proposal to approve and ratify the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025 (“Proposal 2”); (iii) the proposal to approve the Share Issuance and any documents related to the Share Issuance, including but not limited to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026) (“Proposal 3”); (iv) the proposal to approve the Capital Reduction, Share Sub-Division and the change of authorized share capital of the Company (“Proposal 4”); and (v) the proposal to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company (“Proposal 5”) (collectively, the “Proposals”).

Record Date

Our Board of Directors has fixed the close of business on August 20, 2026 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed.

Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on August 20, 2026 (the “ADS Record Date”) are entitled to exercise their voting rights for the Class A ordinary shares represented by their ADSs and must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Quorum

The quorum required for the AGM consists of one or more shareholders who together hold shares which carry in aggregate not less than one-third of all issued and outstanding shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Voting Required

Each Class A ordinary share of the Company in issue on the Record Date is entitled to one (1) vote per share. Each Class B ordinary share of the Company in issue on the Record Date is entitled to two hundred (200) votes per share. Proposals 1 through 3 are ordinary resolutions requiring the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the AGM. Proposals 4 and 5 are special resolutions requiring the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the AGM.

The voting results will be announced at the AGM and published in the Company’s report on Form 6-K to be furnished to the SEC after the AGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the AGM.

Voting by Holders of ADSs

We have requested Citibank, N.A., as depositary of the ADSs, to deliver to all ADS holders as of the ADS Record Date the ADS voting instruction card. Upon timely receiving a duly completed ADS voting instruction card from an ADS holder, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the Class A ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of September 30, 2020, as amended, by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A ordinary shares represented by such ADSs unless voting at the meeting is by show of hands and unless the Company informs Citibank, N.A. that (x) it does not wish such proxy to be given, (y) substantial opposition exists to the matters to be voted on at the AGM or (z) such matters would have a material adverse impact on the holders of the ordinary shares.

PROPOSAL 1 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITOR

Our Board of Directors proposes to ratify the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

We are asking our shareholders to ratify the appointment of Audit Alliance LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2025. If such appointment is not ratified, our audit committee of the Board of Directors will consider whether it is appropriate to select another registered accounting firm. Even if the appointment is ratified, our audit committee of the Board of Directors in its discretion may select another registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The ratification of the appointment of Audit Alliance LLP as our independent registered accounting firm for the fiscal year ended December 31, 2025 requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the ratification of the appointment of Audit Alliance LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2025.

PROPOSAL 2 — RATIFICATION OF REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We are asking our shareholders to approve and ratify the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025. The approval and ratification of the report of Audit Alliance LLP relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025, require the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the approval and ratification of the report of Audit Alliance LLP relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025.

PROPOSAL 3 — APPROVAL OF THE SHARE ISSUANCE

The Company intends to raise capital through issuing 20,000,000,000 Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”) to certain investors (the “Investors”) and 5,000,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share (the “Class B Ordinary Shares”) to Biao Wei, a director and the chief executive officer of the Company (collectively with the Investors, the “Purchasers”), in the aggregate consideration of US$12,500,000, pursuant to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026). The Purchasers of Class A Ordinary Shares will deposit such ordinary shares with Citibank, N.A. for 20,000,000 American depositary shares (the “ADSs”) of the Company. The Company will submit to the SEC a registration statement on Form F-1 to enable the resale of the ADSs held by such Purchasers, and the Company will submit to the China Securities Regulatory Commission any and all documents required in connection therewith (the “CSRC Filing”). All foregoing matters contemplated, except the CSRC Filing, are collectively referred to as, the “Share Issuance”.

We are asking our shareholders to approve and ratify the Share Issuance, and any documents related to the Share Issuance, including but not limited to, the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026) (the “SSAs”).

The approval of the Share Issuance and the SSAs requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the approval of the Share Issuance and the SSAs.

PROPOSAL 4 — APPROVAL OF THE CAPITAL REDUCTION AND SHARE SUB-DIVISION

Our Board of Directors proposes, conditional upon the registration by the Registrar of Companies of the Cayman Islands of the Solvency Statement and the minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), to (i) reduce the par value of each authorized and issued share in the share capital of the Company from US$0.0001 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000999 on each of the then issued shares of the Company (the “Capital Reduction”); (ii) transfer the credit arising from the Capital Reduction to a distributable reserve account of the Company; (iii) immediately following the Capital Reduction, sub-divide each of the authorized but unissued shares of a par value of US$0.0001 each into 1,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”); and (iv) immediately following the Capital Reduction and the Share Sub-Division, change the authorized share capital of the Company as described in the Notice; and (v) each of the New Class A Ordinary Shares, the New Class B Ordinary Shares, and the New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Fourth Amended and Restated Memorandum and Articles of Association of the Company.

The approval of the Capital Reduction and Share Sub-Division requires the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the approval of the Capital Reduction and Share Sub-Division.

PROPOSAL 5 — APPROVAL AND ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Board of Directors proposes to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, to reflect the Capital Reduction and Share Sub-Division.

The approval and adoption of the Fourth Amended and Restated Memorandum and Articles of Association requires the affirmative vote of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM, as a special resolution.

The Board of Directors recommends a vote FOR the approval and adoption of the Fourth Amended and Restated Memorandum and Articles of Association.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the AGM other than the Proposals described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors

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